Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Unionized employees strike at Tasiast mine

Toronto, Ontario, August 8, 2013 -- Following the expiry of a ten-day strike notice by Tasiast unions, and the failure to resolve certain outstanding issues in negotiations, unionized employees at Kinross’ Tasiast mine in Mauritania have initiated strike action.  The Company remains open to re-commencing negotiations with union representatives, and will provide an update as appropriate. The Tasiast mine produced approximately 185,000 gold equivalent ounces in 2012.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com